Exhibit 99.2

PRESS RELEASE

Strategy & Outlook Presentation 2024

“More energy, less emissions, more free cash-flow”

TotalEnergies advances its balanced and profitable multi-energy strategy

2024-2030: energy production growth of 4% per year
+$10 billion underlying free cash flow growth

Buy-backs of $8 billion in 2024
and $2 billion per quarter in 20251

New York, October 2nd, 2024 – Patrick Pouyanné, Chairman and CEO, and the members of the Executive Committee will present TotalEnergies’ Strategy & Outlook in New York today. The webcast of the presentation in English is available on totalenergies.com.

TotalEnergies advances its balanced and profitable transition strategy anchored on two pillars: Oil & Gas, notably LNG, and electricity, growing its global energy production (oil, gas, electricity, bioenergy) by 4% per year through 2030 while drastically lowering the emissions from its operations (-40% on Scope 1+2 net in 2030 vs 2015 and - 80% on methane in 2030 vs 2020). As a result of this transition strategy, the average carbon content of TotalEnergies energy sales will be 25% lower in 2030 vs 2015.

Since its last outlook in September 2023, TotalEnergies has de-risked its growth and profitability perspectives in several ways:

-	Oil & Gas production average growth of ~3% per year to 2030, led by LNG, thanks to the launch of six major projects in 2024 (two in Brazil, Suriname, Angola, Oman, Nigeria) that de-risk, high-grade and extend guidance from 2028 to 2030. Over the next two years 2025 and 2026, growth will exceed 3% per year due to the start-up of several high margin projects (US GoM, Brazil, Iraq, Uganda, Argentina, Malaysia, Qatar) which are accretive in net income per barrel and cash-flow per barrel. In 2024, the Company has also de-risked its LNG exposure to spot gas prices by signing long-term LNG sales contracts mainly indexed on Brent and by developing its upstream gas production in the US through two low-cost acquisitions.

Natural gas is indeed at the core of TotalEnergies’ transition strategy through an outstanding LNG growth (+50% over 2024-2030) and a gas-to-power integration supporting its profitable Integrated Power strategy to complement the intermittent renewables.

- Growing electricity generation, reaching more than 100 TWh in 2030, of which 70% will be renewable and 30% flexible-based. It will represent nearly 20% of global energy production of the Company. By actively completing in 2024 its integrated model in key targeted deregulated markets, Integrated Power is making progress on its main levers to achieve at least 12% ROACE by 2028-2030 and will be net cash positive by 2028.

1 Assuming reasonable market conditions

TotalEnergies confirms net investments between $16-18 billion per year during 2025-2030, of which around $5 billion will be dedicated to low-carbon energies. The Company retains flexibility to reduce its net investments by $2 billion in case of a sharp drop in prices.

Thanks to this clear and disciplined investment policy and the perspective for +$10 billion of free cash flow growth by 2030 (versus 2024 at same price deck), the Board of Directors has confirmed a shareholder return2 of over 40% of cash flow through cycles and has made the following decisions:

-	In 2024, execute $8 billion in share buybacks[3], corresponding to approximately 5% of the Company's capital. Anticipated shareholder return[2] is above 45% of 2024 cash flow.

-	In 2025, continue share buybacks[3] of $2 billion per quarter assuming reasonable market conditions, and increase the dividend per share by at least 5% based on the 2024 share buybacks.

* * *

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in about 120 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

Contacts TotalEnergies

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).

2 Payout = (dividends + share buybacks for cancellation) / CFFO

3 Including coverage of employees share grant plans